

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 25, 2018

George Culmer
Chief Financial Officer
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

> **Re:** **Lloyds Banking Group plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **Response Dated July 6, 2018**
> **File No. 001-15246**

Dear Mr. Culmer:

We have reviewed your July 6, 2018 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2018 letter.

Form 20-F for the Fiscal Year Ended December 31, 2017

Note 51: Financial Risk Management, C. Credit Quality of Assets, page F-80

1. We note your response to comment one and that the aggregated allowance for impairment losses represents a non-GAAP measure calculated under the underlying basis of accounting which excludes the impact of purchase accounting adjustments. Since this measure substitutes an individually tailored recognition and measurement method for a GAAP method which could violate Rule 100(b) of Regulation G, please do not disclose this non-GAAP measure in future filings. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services